March 3, 2005

MAIL STOP 0511

via U.S. mail and facsimile

Hao Liu, President
Neoview Holdings, Inc.
STE 401
3702 South Virginia Street, #G12
Reno, Nevada 89502

Re:      Neoview Holdings, Inc.
Form SB-2 filed February 4, 2005
File No.:  333-122557

Dear Ms. Liu:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulation S-B and provide a currently dated consent of the independent accountants in any amendment to the registration statement.
2. Please comply with Item 502(b) of Regulation S-B regarding the dealer prospectus delivery requirement.
3. Discuss the estimated date that your website can be accessed.


Cover Page of the Prospectus

4. The cover page of the prospectus indicates that one of Hao Liu`s addresses is the "Eh? Clerical Services, Inc.", agent for service. Please revise or advise. Also, please confirm that the name of the agent for service includes the following word and question mark:
"Eh?".
5. Ensure that the cover page includes only the information required by Item 501 of Regulation S-B. The second paragraph is not required.
6. On the prospectus cover page, and anywhere else where you reference your desire or intent to have the company`s shares listed on the OTC Bulletin Board, include a statement to the effect that there can be no assurances that the company will be able to obtain such a listing. See, for example, your disclosure in the risk factor on pages 8-9 of the prospectus.

Summary of Risk Factors, page 5

7. Please revise the name of this section. It does not contain a summary of risk factors.
8. In this section you have discussed the "going concern" opinion. Please provide an expanded explanation of what that means. Also, it is not accurate to attribute the opinion entirely to the fact that you have not generated revenues. Here, and elsewhere in the prospectus where you give this and other reasons why you have received the opinion, revise your discussion to include the reasons that the independent auditor has provided for giving the opinion. Include the second risk factor heading in your revisions in this regard.

Risk Factors, page 6

9. Please remove the following:  "The risks described below are not
the only ones facing our company." If there are other material risks, they must be disclosed in this risk factor section. Additionally, add a statement to this paragraph stating that all material risk factors in connection with this offering are discussed therein.
10. In order to avoid giving the impression that you are currently doing business on the Internet, please clarify both the heading and the body of the sixth risk factor which begins:  "If the
volume...."
Also, in the second paragraph of this risk factor you refer to your
"Internet auto parts & tool trade center" as something different from
"hosting our website." Please explain in the risk factor, and elsewhere as appropriate, the difference between the two.
11. Provide a discussion in the "Business" section of the prospectus, and provide risk factors as appropriate, to discuss the risks faced by the company and its business plan of competition from internet sales websites created by the manufacturers themselves, the risks associated with competition from internet sales websites outside of
China, and risks associated with competition from product sales entities utilizing products other than through the internet.

Because our officers and directors are located in non-U.S. jurisdictions, you may have no effective recourse against the management for misconduct and may not be able to enforce judgment and civil liabilities against our officers, directors, experts and agents, page 10-11
12. Please reference the following sentence at the end of this risk factor: "You should not assume that the information provided by the prospectus is accurate as of any date other than the date on the front of this prospectus." Firstly, please note that if you receive new information or certain events occur that would make statements in your current prospectus materially misleading you would need to update your disclosure as required by the federal securities laws. Please revise your disclosure accordingly. Secondly, in view of the fact that the sentence we have referenced above has no relationship to the heading or the rest of the risk factor, please provide an appropriate heading for or move it to an appropriate section in order to lessen the risk that the reader will overlook the information.

Forward-Looking Statements, page 12
13. In the second sentence of this section, please remove the word "will", in view of the fact that it contradicts your explanation that the forward-looking statements are only "predictions" and involve "uncertainties".
14. We note the following disclosure in the last sentence of this section:
"Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results." If new information or certain events arise that would make your current forward-looking statements materially misleading, you would need to update your disclosure as required by federal securities law.
Please revise your disclosure to explain the requirements of the federal securities laws in this regard or delete the statement.

Growth of Internet Usage in China, page 14

15. Please disclose the basis for your statistics in the first paragraph of this section. If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference.


Competition, page 15

16. In various places within the discussion of the company and its business, you utilize promotional language (i.e., "better perceived value", "will have achieved a level of awareness" etc.) which promotes the company or its services without providing any factual support or basis for such statements and such statements should be avoided in the prospectus. Please revise accordingly.

Marketing, page 16

17. Please revise the phrase "Two of our directors" to avoid the impression that you have more than two directors.

Research and Development, page 16

18. Distinguish between the services provided by your website provider and those provided by Hao Liu.

Government Regulations, page 17

19. Distinguish more clearly between which types of laws already exist and which are probable. In addition, clarify, especially in the first paragraph of this section, which country`s laws you are discussing.

Plan of Operation - General - 18

20. We note on page 19 that the Company incurred $5,000 in accounting and auditing fees for the period from November 17, 2004 to December
31, 2004. Please tell us supplementally where such fees have been reported in your financial statements. Please clarify your disclosure or revise your financial statements if necessary.


Plan of Operation - General - Plan of Operation, page 19

21. On page 19, in the second paragraph of this section, you have stated that your directors speak fluent Chinese. Please disclose which dialect(s) they speak. Additionally, provide a brief discussion as to the prevalence of such dialect(s) among the company`s potential client base.
22. Please provide additional disclosure with regard to your plan of operations required by Item 303(a) of Regulation S-B, first for the next twelve months and, then, to the point of generating revenues. Please reconsider whether all milestones necessary to take your company to profitability are described in your table, and add additional milestones if necessary. Also, include a timeframe for completing each milestone in weeks or months. In addition, provide the estimated costs associated with each milestone.
Liquidity and Capital Resources, page 21

23. In this section you have stated that your "total operating expenses will be between $5,000 and $10,000 for the next 12 months.
However, in the third paragraph under "Plan of Operation" you have disclosed that you estimate that your expenses in "completing and developing the functionality" of your website to be $5,000 for 12 months ending December 31, 2005, that marketing will cost will cost
$5,000, and that the "Internet auto parts & tool center" will cost approximately $1,000 per month to operate. Under "Personnel" you have also stated that you will hire two additional employees at $1,000 per month for each and that you might be required to hire additional employees. Please resolve this apparent discrepancy.
24. In this section you have also stated the following:  "If we have
not completed the construction of our website and have not
generated
sufficient revenues from operation of our auto parts and tool trade
center, we anticipate that we may need to raise additional capital to
continue our operation before the end of 2005. If we do not raise additional capital when needed we may be forced to abandon our business." However, in the fourth paragraph under "Plan of Operation" you have stated: "We have the necessary cash resources from our private placement fund raising of $50,000 in November, 2004 to operate for a 12 month period ending December 31, 2005 even if we are unable to generate any revenues during this period ending December 31, 2005." Please resolve this apparent discrepancy.


Business Experience, page 22

25. Please clarify whether Ms. Liu was a consultant to Yale
Technologies or was an employee of Yale Technologies and acting as a consultant to other companies for Yale Technologies.
26. Please confirm supplementally that Hao Liu and Jie Ping Liu are not related. If they are, please revise the disclosure in this section that there are no family relationships between any director or executive officer.

Executive Compensation, page 22

27. In this section, and throughout the registration statement, delete any indications that there are more than two individuals who are officers and directors of the company. For example, you have stated: "The following table summarizes the compensation awarded to, earned by, or paid to our President and Chief Executive Officer
and
other officers and directors who received annual compensation....
(our emphasis)"
28. Please revise the first sentence of this section in view of the fact that the compensation paid to any individuals serving as the chief executive officer or acting in a similar capacity must be included in the table regardless of the compensation level. Also, the $50,000 amount is incorrect. It is compensation not exceeding $100,000 that need not be disclosed for the most highly compensated executive officers who are not acting as CEO`s. See Regulation S-B,
Item 402(a)(2)(i) and Instruction 1 to that subparagraph.
29. The $2,500 paid to Ms. Hao Liu as compensation for technical services must be included in the summary compensation table. Disclosure of SEC Position of Indemnification for Securities Act Liabilities, page 23

30. Please revise the disclosure to include a description of the indemnification provisions of the Nevada law.

Certain Relationships and Related Transactions, page 24

31. There is a loan referenced in Note 4 of the financial statements, but it is not disclosed in this section. Please advise or revise.


Selling Stockholders, page 27

32. Please add a column to the table for the amount to be offered for the selling stockholders account. A footnote can be added to indicate that the selling stockholders may offer only a portion of the amount listed in the column.

Legal Proceedings, page 29

33. Item 103 of Regulation S-B states: "If a small business issuer is
a party to any pending legal proceeding (or its property is the subject of a pending legal proceeding), give the following information (no information is necessary as to routine litigation that is incidental to the business)...."  However, your disclosure in
this section indicates that you have not disclosed any litigation that you do not consider "material." Please note that materiality is not a criterion in deciding whether disclosure is required.
Please
revise the disclosure in this regard and supplementally advise us that you have disclosed all litigation that Item 103 requires you to disclose, whether or not it is material.

Interest of Named Experts and Counsel, page 30

34. Item 509 of Regulation S-B states: "If an "expert" or "counsel" was hired on a contingent basis, will receive a direct or indirect interest in the small business issuer or was a promoter, underwriter, voting trustee, director, officer, or employee, of the small business issuer, describe the contingent basis, interest, or connection." Your disclosure in the first sentence of this section indicates that you erroneously believe that disclosure is unnecessary if the interest is not material. Please revise as appropriate.

Market for Our Common Stock and Related Stockholder Matters, page
30

35. In this section you have stated that none of your securities can be sold pursuant to Rule 144 at this time. However, on page 26, under "Plan of Distribution", you have stated that because your selling security holders paid the full purchase price for the shares of your common stock covered by this registration statement on February 3, 2004, the shares of your common stock covered by this registration statement has met the one year holding period required by Rule 144. Please revise accordingly.


Where You Can Find More Information, page 31

36. We note that in this section you have said that references you have made in this prospectus to any contract or other document are not necessarily complete. Exhibits are not ordinarily delivered to the investors. You cannot qualify your statements by reference to an exhibit unless you state that the material terms of that exhibit are disclosed in the prospectus. Please revise to either make such statements as are necessary, or to provide a discussion of the material terms of each such document.
Exhibits

37. Please file as an exhibit a sample seller membership agreement.
38. Please file as an exhibit a sample online wholesale buyer form.
39. Counsel must revise the legality opinion to add its consent to the use of its name in the registration statement. In addition, please reference the following statement in the legality opinion:
"This opinion letter is limited to the current federal laws of the United States and, to the limited extent set forth above, the Nevada
Act, the Constitution of the State of Nevada, and reported judicial decisions interpreting those laws, as such laws presently exist and to the facts as they presently exist."
Please delete from it the following phrases: "to the limited extent set forth above"; and "to the facts as they presently exist."
40. File as an exhibit a list of all subsidiaries, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business.

Signatures

41. The signature page should be revised to identify the company`s principal accounting officer.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact David Burton at 202-942-1808 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc:  	Eileen Wan, Esquire
      By facsimile at 604-669-5791



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Hao Liu, President
Neoview Holdings
March 3, 2005
Page 10